



Jeffrey Walsh

There are many reasons that I chose to invest in Pocket Properties, but there are two that stand out. Josh and Stan. I'm not an investor in Pocket Properties because of the idea. Although it is brilliant. It's not because of the opportunity to help people. Although the opportunity is immense. It's because Josh and Stan have the drive and the passion and the integrity to grow this company and have a major impact. And I'm glad to be a part of it.

Invested $2,000 this round

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